Exhibit 99.1

News Release
For immediate release Calgary, Alberta June 30, 2010 TSX: OPC

OPTI Canada Announces Change to its Board of Directors

OPTI Canada Inc. (OPTI) is pleased to announce the appointment of David Halford to its Board of Directors.

Mr. Halford is the Executive Vice President, Finance and Chief Financial Officer of ENMAX Corporation. He is responsible for all financial policy, planning and reporting, risk management, corporate finance, tax and treasury functions of ENMAX and its subsidiaries.

Prior to joining ENMAX, Mr. Halford held Chief Financial Officer roles at OPTI, BA Energy and Irving Oil. He also held a variety of senior-level corporate finance and accounting roles, including partner in the corporate finance group at Deloitte and Touche, LLP.

Mr. Halford is a Chartered Accountant and holds a Bachelor of Arts degree from the University of Western Ontario.

“We are very pleased to welcome David back to OPTI as a member of our Board. In addition to his past experience with OPTI, David’s extensive involvement in corporate and project finance along with over 20 years of energy industry focused financial management and strategic planning experience will be a tremendous asset to us,” said Jim Stanford, Chairman of OPTI.

Concurrent with Mr. Halford’s appointment is the departure of Mr. Bruce Waterman from the Board.

“OPTI’s Board would like to thank Bruce for his outstanding leadership and contribution to OPTI, particularly in steering our Audit Committee over the past two years,” Jim Stanford remarked.

ABOUT OPTI

OPTI Canada Inc. is a Calgary, Alberta-based company focused on developing major oil sands projects in Canada using our proprietary OrCrude™ process. Our first project, Phase 1 of Long Lake, consists of 72,000 barrels per day of SAGD (steam assisted gravity drainage) oil production integrated with an upgrading facility. The Upgrader uses the OrCrude™ process combined with commercially available hydrocracking and gasification. Through gasification, this configuration substantially reduces the exposure to and the need to purchase natural gas. On a 100 percent basis, the Project is expected to produce 58,500 bbl/d of products, primarily 39 degree API Premium Sweet Crude (PSC™) with low sulphur content, making it a highly desirable refinery feedstock. Due to its premium characteristics,

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we expect PSC™ to sell at a price similar to West Texas Intermediate (WTI) crude oil. The Long Lake Project is a joint venture between OPTI and Nexen Inc (Nexen). OPTI holds a 35 percent working interest in the joint venture. Nexen is the sole operator of the Project. OPTI's common shares trade on the Toronto Stock Exchange under the symbol OPC.

For more information contact:

Krista Ostapovich	OPTI Canada Inc.
Investor Relations	Suite 2100, 555 – 4th Ave. S.W.
(403) 218-4705	Calgary, Alberta, Canada T2P 3E7

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